Contact

www.linkedin.com/in/bradley-kuo-4a230646 (LinkedIn)

Top Skills

Nursing
Administration
System Administration

Honors-Awards

2021 AANP State Award for Excellence
Hawaii Association of Professional Nurses Leadership Award 2020
Outstanding Advance Practice Registered Nurse of the Year 2020 for The Queen's Health System

Publications

A Multidisciplinary Consultation Liaison Team Approach to Reduce Enhanced Observer Usage

Bradley Kuo

President, CEO, and Provider
Honolulu, Hawaii, United States

Summary

Experienced Psychiatric Mental Health Nurse Practitioner and Family Nurse Practitioner with a demonstrated history of working in the mental health care industry as a provider and nurse leader. Wellness Partners Hawaii, Inc. is a group telehealth clinic supporting the mental health needs across Hawaii and is interested in independent contracts with entities looking for mental health support in businesses, schools, etc. Skilled in Nonprofit Organizations, Administration, Fundraising, Management, and Leadership. Strong healthcare services professional with a Masters of Education in Counseling with an emphasis in Student Affairs from NAU, Masters of Science in Nursing from UH Manoa, Post Graduate certificate from Johns Hopkins University, and Doctor of Nursing Practice from Frontier Nursing University with an emphasis in rural health.

Experience

Wellness Partners Hawaii, Inc.

Independent Business Owner
January 2018 - Present (5 years 2 months)
Hawaiian Islands

www.wellnesspartnershawaii.com

Wellness Partners Hawaii Inc. is a locally owned, online tele mental health clinic. We strive to increase mental health awareness and accessibility across all Hawaiian islands via the use of technology.

Through therapy, medication management and genetic testing, we will work together to assess your goals, consider the best approaches to meet them, and continue to find ways to improve yourself, relationships, work, and overall life. Together, we will collaborate to develop an individualized plan facilitating stability and further growth and development.

Wellness Partners Arizona, LLC

Independent Business Owner
September 2021 - Present (1 year 6 months)
Scottsdale, Arizona, United States

Artistry Wellness Hawaii, Inc
Medical Director
August 2019 - Present (3 years 7 months)
Honolulu, Hawaii, United States

Bradley Kuo, LLC
Independent Business Owner
November 2014 - Present (8 years 4 months)
Honolulu, Hawaii

Psychiatric mental health service provider. Aesthetics

University of Hawaii at Manoa
Lecturer
January 2022 - Present (1 year 2 months)
Honolulu, Hawaii, United States

The Queen's Medical Center
7 years 8 months

PMHNP Fellowship Coordinator
April 2022 - Present (11 months)
Honolulu, Hawaii, United States

Senior Behavioral Health Advanced Practice Registered Nurse
May 2020 - April 2022 (2 years)

Psychiatric Mental Health Nurse Practitioner
July 2015 - May 2020 (4 years 11 months)
1301 Punchbowl St. Honolulu, HI

Islands Hospice
Nurse Practitioner
September 2014 - July 2019 (4 years 11 months)
Honolulu, Hawaii

Hawaii Behavioral Health
Nurse Practitioner
August 2014 - May 2018 (3 years 10 months)
Honolulu, Hawaii

Mind and Body Works
Psychiatric Mental Health Nurse Practitioner
October 2016 - July 2017 (10 months)

Honolulu Police Department - Human Services Unit
Nurse Practitioner
November 2014 - October 2016 (2 years)

Harpstrite Pediatrics
Family Nurse Practitioner
June 2014 - August 2015 (1 year 3 months)
kailua, hawaii

Hospice Hawaii
1 year 2 months

Nurse Practitioner
March 2014 - May 2014 (3 months)

Education Coordinator
September 2013 - March 2014 (7 months)

RN Case Manager
April 2013 - September 2013 (6 months)

aloha nursing and rehab centre
Staff RN
July 2012 - April 2013 (10 months)

Altres Medical Staffing
Clinical Nurse Aide
January 2012 - April 2013 (1 year 4 months)

I work for various hospitals who are in need of augmented staffing.

Breast and Cervical Cancer Control
Program Coordinator
March 2011 - April 2013 (2 years 2 months)

I seek out women between the ages of 40 and 64 who do not have medical insurance or are underinsured who meet specific income requirements and are United States citizens, permanent residents, or from a COFA member country. These women receive cervical and breast cancer screening on an annual basis.

Manage clinical operations including patient outreach, appointment scheduling via Epic, case management, and office management
Develop marketing strategies and material to promote the program including providing presentations to interested groups
Work with the Hawaii Department of Health to identify people in need of the services provide through the program
Successfully acquired a $26,000 Avon Foundation grant to educate women on breast health and encourage them to receive yearly screenings

Tripler Army Medical Center
American Red Cross Volunteer
February 2012 - June 2012 (5 months)

I volunteer in the Adult ICU.

Hale Aloha First-Year Student
Residence Life Coordinator
May 2007 - July 2010 (3 years 3 months)

UC Berkeley
1 year 11 months

Resident Director
July 2005 - May 2007 (1 year 11 months)

Resident Director
May 2006 - August 2006 (4 months)

Train, supervise, and evaluate two ACUHO-I Summer Interns
Train, supervise, and evaluate 16 resident assistants, two community coordinators, and two clerks

Cal Poly Pomona
Residence Life Coordinator
August 2004 - July 2005 (1 year)

Northern Arizona University
1 year 10 months

Intern
January 2004 - May 2004 (5 months)

Graduate Residence Hall Director Taylor Hall
May 2003 - May 2004 (1 year 1 month)

Counseling Practicum

September 2003 - December 2003 (4 months)

Completed 32 individual counseling hours with college students implementing the Egan counseling model
Facilitated group counseling with Catholic Social Services drug and alcohol program and Strong Families Flagstaff couples skills workshop
Participated in 60 hours of classroom experience, direct supervision, and case study preparation and presentation

Graduate Residence Hall Director Peterson Hall

August 2002 - May 2003 (10 months)

Education

Frontier Nursing University

Doctor of Nursing Practice, Nursing Practice · (2019 - 2019)

Johns Hopkins School of Nursing

Psychiatric Mental Health Post Masters Certificate, Psychiatric Mental Health Nurse Practitioner · (2015 - 2016)

University of Hawaii at Manoa

Bachelor of Science (BS), Registered Nursing/Registered Nurse · (2010 - 2014)

University of Hawaii at Manoa

Masters of Nursing, Family Nurse Practitioner/Advanced Public Health Nurse · (2010 - 2013)

Northern Arizona University

Masters of Education in Counseling with an emphasis in Student Affairs, Counseling · (2002 - 2004)